

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Mark Chi Hang Lo
Chief Executive Officer
AMTD Digital Inc.
25/F Nexxus Building
41 Connaught Road Central
Hong Kong

Re: AMTD Digital Inc.
Amendment No. 3 to
Registration Statement on Form F-1
Filed on July 2, 2021
File No. 333-256322

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2021 letter.

Amendment No. 3 to Form F-1 filed on July 2, 2021

Prospectus Summary
Overview, page 2

1. We note your response to our prior comment 1 and reissue in part. We note your disclosure at page 2 that you had applied previously for a license from the Monetary Authority of Singapore for a digital wholesale banking license and that the MAS had granted licenses to other applicants. We further note your disclosure that you are actively pursuing the digital banking license opportunity. From a December 4, 2020 media release by the MAS, it appears that the MAS is not currently accepting further applications at this

time. If true, please clarify your disclosure accordingly. Please explain how you are currently actively pursuing a digital banking license, such as the future steps involved in the application process and where the company currently is within the application process. Similarly, please advise us of the date that Applaud submitted its application to the MAS for a direct insurance license, and disclose any remaining steps involved in that application process and where the company currently is within such application process.

 You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance